Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

June 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

Verizon Communications Inc.

Registration Statement on Form S-4

(File No. 333-218484)

Dear Mr. Spirgel:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on June 29, 2017 or as soon as practicable thereafter.

Please contact Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 909-6036, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
	Name:	William L. Horton, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Joshua Shainess, Attorney-Adviser
Securities and Exchange Commission
Steven J. Slutzky
Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]